North Texas Energy, Inc.

Southridge Services	October 17, 2012

32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

•	S-1A5 Response Letter
•	Effective Date Acceleration Request

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc.

United States	October 17, 2012
Securities & Exchange Commission
Washington, D.C.  20549

Re: North Texas Energy, Inc. File No. 333-178251

Registrant’s Written Request for Acceleration of the Effective Date of its Pending Registration Statement
North Texas Energy Inc. has currently pending Amendment Number 5 of its Form S-1 Registration Statement and Prospectus.
In that regard, and understanding our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of our securities, we do hereby request that the effective date of the registration statement be accelerated and become effective on October 24, 2012 or earlier if practicable.

We understand that;

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
The company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

North Texas Energy, Inc.

Comment Responses for S-1 Registration Statement Amendment-5

The responses below address the comments dated September 14, 2012.

Oil Reserves-Technical Report on North Texas Energy Oil & Gas Leases, page 6

Comment 1

In comment two of our August 13, 2012 letter we requested that you present definitive evidence that the economic recovery of your claimed [proved] reserves is reasonably certain. You responded with: historical production for four leases in the New Diana field; technical articles describing Microbial Enhanced Oil Recovery activities in Texas, Argentina and China; discussion of the historical correlation between crude oil prices and crude oil production. Given the following, we do not believe that these are sufficient support for the attribution of proved reserves to your leases in the New Diana field and to the M. W. Balch lease:

●           The last significant annual reported historical production from the New Diana leases – 8,299 barrels of oil - occurred in 1995; total Balch lease production since. 1993 is reported to be 525 barrels of oil. These data give no indication of the current productivity of these properties.

●           All the sites for the MEOR activities appear to be over 200 miles from your leases which gives rise to considerable doubt that such activities were conducted on reservoirs analogous to those under your leases.

● The increase in oil prices since 2008 is not realizable for properties that are without reasonable certainty of economic production.

Please amend your document to remove the claimed proved reserves from your document.

Response to Comment 1

Information is provided to demonstrate that the MEOR methodologies to be implemented in the New Diana and M. Balch leases have been successfully employed in analogous fields. The following information was provided:

A.      Describe the MEOR methodologies that were utilized to increase the field production in the analogous reservoirs used in our assessments and will be implemented in the New Diana and M.  W. Balch leases.
B.	Provide the MEOR implementation costs.
C.	Show the increased production levels that were the result of MEOR implementation.
D.	Illustrate the analogous characteristics of the reservoirs used in our assessments. Analogous reservoirs are defined as follows:

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Analogous reservoir When used to support proved reserves; an “analogous reservoir” refers to a reservoir that shares the following characteristics with the reservoir of interest: (i) Same geological formation; (ii) Same environment of deposition; (iii) Similar geological structure; and (iv) Same drive mechanism.

Summary Consolidated Financial Data, page 8

Comment 2

Please revise your presentation of summarized financial data to differentiate between your results of operations and those of your predecessor, Remington Oil and Gas Inc., by using a vertical line and labeling.

Response to Comment 2

The summarized financial data has been reformatted to delineate the data related to each of the entities. The data has been revised to show full year data for Remington for 2009 & 2010 and for the one month period that was audited ending January 31, 2011.

Management’s Discussion and Analysis, page 11

Comment 3

Please disclose how you have been able to sustain the company without incurring any expenses since your inception.

Response to Comment 3

The company has had nominal operation expenses. And the following explanation has been added to the MD&A section.

Sustainability

The Company has continued to move forward to realize the potential of its Oil and Gas Assets. To that end the company’s management has contributed to pay for the on-going nominal operation expenses of the company as it relates to its general operation expenses. The management has made no arrangement to be reimbursed and has agreed to not make any demand in the future for reimbursement. The management of the Company will continue provide expense contributions as long as it is necessary to do so in realizing the potential of its Oil and Gas Assets.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Directors, Officers and Control Persons, page 12

Comment 4

We note the revised disclosure you provided in response to prior comment 4 from our letter to you dated August 13, 2012. However, you do not disclose in the revised sketches when the two began their service with North Texas as directors. If Mr. Marah does not serve as director, then please explain the entry under “Director Compensation Table” suggesting otherwise.

Response to Comment 4

Mr. Jones began serving as the director of North Texas Energy, Inc. in January 2011. Mr. Marah is not a director and the entry in the under “Director Compensation Table” was removed.

Comment 5

Also, please be sure that a majority of your board of directors signs the registration statement and that each such person is identified as a director. In that regard, we refer you to Instructions 1 and 2 to Signatures, Form S-1.

Response to Comment 5

The signatures were revised to show Mr. Jones as a Director.

Financial Statements of North Texas Energy, Inc.

General

Comment 6

We note that you present unaudited interim financial statements for the six months ended June 30, 2012. Given your status as a development stage company, you must present a cumulative income statement, statement of cash flows, and statement of stockholders equity, for the period from your inception through the date of the most recent balance sheet, to comply with FASB ASC 915.

Response to Comment 6

The Interim financial statements have been updated to include cumulative data for Income, Cash flow and Stockholder’s Equity through the most recent balance sheet date.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Independent Registered Public Accounting Firm’s Report, page 16

Comment 7

The dating of the audit report does comply with AU §§ 530. That is, the relevance of July 25, 2012 date is unclear. To the extent the auditor re-audited and opined on the financial statements as of July 25, 2012, then the original date of May 14, 2012 should be removed. If the auditor has dual dated his report as of July 25, 2012, a reference after the date to the note that discusses the subsequent event should be made. Please contact us if further clarification is necessary.

Response to Comment 7

The original date of May 14, 2012 was removed.

Income Statement, page 18

Comment 8

We note that you have not fully complied with prior comment 7 pertaining to your presentation of EPS. We reissue prior comment 7.

Response to Comment 8

Earnings per Common Share, and where applicable Weighted Average Earnings per Common Share, have been calculated and added to the face of the financial statements of North Texas Energy Inc., Remington Oil and Gas Inc. and to the Consolidated Summarized Financial Data.

Note 1 – Summary of Significant Accounting Policies, page 21

Ceiling Test, page 22

Comment 9

We note that you have expanded your disclosure in response to prior comment eight to clarify that you are subject to the ceiling test under the full cost method. However, the description of your application of the ceiling test is not consistent with Rule 4-10(c)(4) of Regulation S-X. Please revise your disclosure and accounting as necessary to clarify that it pertains to the costs of oil and gas properties accounted for under the full cost methodology rather than the more general category of property plant and equipment. Given that your proved oil and gas properties balance as of December 31, 2011 exceeds your standardized measure of discounted future net cash flows, tell us the reasons this did not result in a ceiling test write-down of your oil and gas properties. In addition, if you are not able to demonstrate that you have properly claimed proved reserves, disclose the manner by which you assessed your unproved properties for impairment with details sufficient to understand the basis for your view.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 9

The preparation of the ceiling test previously was done using data that was prepared for the Standard Measure of Discounted Cash Flow disclosure. However, we prepared the Cash flow disclosure not completely understanding the process and the data to be used. We did not include a significant amount of our proved reserves in the calculation so the calculation has been corrected. And our disclosure has been updated.

Note 4 – Oil and Gas Producing Activities, page 24

Comment 10

We note that you have not complied with prior comment 11 pertaining to your disclosure of capitalized costs relating to oil and gas properties. The disclosure should include capitalized costs of proved and unproved properties and cover all periods presented. In addition, you should not present the lease obligation in the table of costs incurred in oil and gas property acquisition, exploration and development. Please read the guidance in FASB 932-235-50-12 through 50-15 and 50-17 through 50-20 and revise the disclosures in these tables accordingly.

Response to Comment 10

The disclosure has been updated.

Comment 11

We understand that you will need to revise your disclosures and accounting to show that you have not established proved oil and gas reserves. Your disclosures of the standardized measure added in response to prior comment 12 will need to be further revised to conform with the proper classification of your interests.

Response to Comment 11

See responses to comment number one.

Note 5 – Presentation of Financial Statements – Error Correction, page 25

Comment 12

We note you restated your balance sheet to remove accounts payable in the amount of $98,174. Tell us how you determined that this was not your obligation upon your acquisition of Remington Oil and Gas Inc., indicate who is responsible for the obligation, or describe the manner by which it has been settled.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

Response to Comment 12

The accounts payable were not included in the Purchase and Sale agreement between the parties. The only liability assumed by NTE was the leasehold obligation related to the oil and gas properties. And as such the accounts payable of Remington have remained their legal obligation and Remington is responsible for those trade obligations.

Remington Oil and Gas, Inc. Financial Statements

Independent Registered Public Accounting Firm’s Report, page 28

Comment 13

We note that in response to prior comment nine the introductory paragraph of the audit report was revised to indicate that the cumulative financial information was audited. However, the date of inception is not specified and the cumulative information is not referenced in the opinion paragraph of the report. Please obtain and file a revised report from your auditor which resolves these concerns.

Response to Comment 13

The audit report has been updated.

Note 1 - Summary of Significant Accounting Policies, page 34

Comment 14

We understand from your response to prior comment 14 that you did not issue shares until 2010. Please expand your disclosure in Note 1, in advance of the accounting policy disclosures, to include a brief discussion of the background of Remington Oil and Gas Inc., so that readers may understand the nature of the business and its formation. Please specify the date of inception and describe the legal form and structure of the business in advance of issuing shares.

Response to Comment 14

Additional Disclosure has been provided in advance of note one describing the organization and nature of Remington’s business.

Exhibits

Comment 15

Please file an updated auditor consent for all audit opinions included in the filing with your next amendment to the registration statement.

Response to Comment 15

An updated auditor consent Exhibit 23.1, dated September 28, 2012 was filed with this amendment.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572